abrdn ETFs 485BPOS

Exhibit 99(g)(4)

AMENDMENT TO

MASTER CUSTODIAN AGREEMENT

This Amendment to Master Custodian Agreement (the “Amendment”) is entered into as of January 1, 2025 amending the Master Custodian Agreement dated as of December 29, 2020 (as amended, supplemented, restated or otherwise modified, the “Agreement”) by and among each management investment company identified on Appendix A thereto and each management investment company that becomes a party thereto in accordance with the terms thereof (each, a “Fund”), including, if applicable, each series of the Fund identified on Appendix A and each series which becomes a party to this Agreement in accordance with the terms hereof, abrdn Inc. (parent company and successor to abrdn ETFs Advisors LLC), solely with respect to 16.3 of the Agreement, and State Street Bank and Trust Company (the “Custodian”).

WHEREAS, each Fund and the Custodian desires to amend the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.          Amendment to Section 16 (Effective Period and Termination). Section 16.1 (Term), Section 16.2 (Termination), and Section 16.3 (Payments Owing to the Custodian) of the Agreement are hereby deleted in their entirety and replaced with the following paragraphs:

“Section 16.1 Term. This Agreement shall continue in full force and effect for an initial term commencing on the date hereof and ending December 31, 2029 (the “Initial Term”). After the expiration of the Initial Term, this Agreement may be extended for successive one-year terms (each, a “Renewal Term”), subject to review and approval by the Fund’s Board of Trustees or Directors. To terminate the Agreement, a written notice of non-renewal must be delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or ninety (90) days prior to the date of termination during any Renewal Term, as the case may be.

Section 16.2 Termination. During the Initial Term and thereafter, either a Fund or the Custodian may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach; (ii) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (iii) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 1 1 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors. Upon termination of this Agreement pursuant to this paragraph with respect to any Fund or Portfolio, the applicable Fund shall pay Custodian its compensation due and shall reimburse Custodian for its costs, expenses and disbursements.

Section 16.3 Payments Owing to the Custodian. During the Initial Term or any Renewal Term of the Agreement, in the event of: (i) any Fund’s termination of this Agreement with respect to such Fund or one or more of its Portfolios for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Custodian is not retained to continue providing services hereunder to the Fund or Portfolio(s) (or its respective successor), then the applicable Fund or Portfolio(s), as the case may be, shall pay the Custodian its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by the Custodian with respect to such Fund or Portfolio(s), as the case may be), and shall reimburse the Custodian for its costs, expenses and disbursements as provided in the Agreement. For the avoidance of doubt, during the Initial Term or any Renewal Term, no payment will be required pursuant to this paragraph in the event of any transaction such as a merger of a Fund or one or more of its Portfolio(s) into, or the consolidation of a Fund or one or more of its Portfolio(s) with, another entity, or a change in control of the Fund or its adviser that results in a termination of the Agreement, or the sale by a Fund or one or more of its Portfolio(s) of all, or substantially all, of its assets to another entity, or in the event of a liquidation or dissolution of a Fund or one or more of its Portfolio(s) and distribution of such Fund’s or Portfolio’s assets.”

Information Classification: Confidential

2.         Defined Terms. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

3.         One Agreement. Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Upon the execution of this Amendment, this Amendment and the Agreement shall form one agreement.

4.         Governing Law. This Amendment shall be governed by, and construed in accordance with, the choice of law set forth in the Agreement (excluding the law thereof which requires the application of or reference to the law of any other jurisdiction).

5.         Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

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Information Classification: Limited Access

Information Classification: Confidential

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized representative(s) as of the date first written above.

EACH of the MANAGEMENT INVESTMENT COMPANIES AND SERIES set forth on appendix a to the agreement

By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	VP

ABRDN INC.

By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	VP

STATE STREET BANK AND TRUST COMPANY

By:	/s/ David Whelan
Name:	David Whelan
Title:	Managing Director

Information Classification: Limited Access

Information Classification: Confidential